December 18, 2025

Karan Thakur
Chief Executive Officer
K2 Capital Acquisition Corp
Suite 716, 10 Market Street
Camana Bay, Grand Cayman KY1 9006
Cayman Islands

       Re: K2 Capital Acquisition Corp
           Amendment No. 2 and No. 1 to Registration Statement on Form S-1 Filed December 10, 2025 and December 9, 2025, respectively
           File No. 333-290350
Dear Karan Thakur:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed December 9, 2025 Exhibits

1. The trust account termination letter attached as Exhibit A to the Investment Management Trust Agreement filed as Exhibit 10.2 states that
"counsel
       for the Company shall deliver to you written notification that the
Business
       Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds to the accounts as directed by the Company .
       . . ." Nasdaq Listing Rule IM-5101-2(a) states that    [a]t least 90% of
the gross
       proceeds . . . must be deposited in a trust account maintained by an independent
       trustee.    It is unclear how the release of funds earlier than the
consummation of the
       initial business combination would comport with this listing standard. We also note that the exhibit is inconsistent with the disclosure in the prospectus, which states that
 December 18, 2025
Page 2

       the proceeds will not be released from the trust account until the completion of your initial business combination. Please reconcile the disclosure and advise how this is consistent with the Nasdaq Listing Rule.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Alex Weniger-Araujo, Esq.